SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2018

Commission File No.: 001-37911

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Brouwerijplein 1

3000 Leuven, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN

THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-223774) AND EACH OF THE

REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-

171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566), FORM S-8 (FILE

NO. 333-165065), FORM S-8 (FILE NO. 333-178664), FORM S-8 (FILE NO. 333-188517), FORM S-8

(FILE NO. 333-192806), FORM S-8 (FILE NO. 333-201386), FORM S-8 (FILE NO. 333-208634) AND

FORM S-8 (FILE NO. 333-221808) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART

THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT

SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Pricing Agreement, dated March 20, 2018, by and among Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch InBev SA/NV, the Subsidiary Guarantors party thereto, and Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA LLC.

4.1	Indenture, dated April 4, 2018, by and among by Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.2	First Supplemental Indenture, dated April 4, 2018, by and among by Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.3	Second Supplemental Indenture, dated April 4, 2018, by and among by Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.4	Third Supplemental Indenture, dated April 4, 2018, by and among by Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.5	Fourth Supplemental Indenture, dated April 4, 2018, by and among by Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.6	Fifth Supplemental Indenture, dated April 4, 2018, by and among by Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

4.7	Sixth Supplemental Indenture, dated April 4, 2018, by and among by Anheuser-Busch InBev Worldwide Inc., Anheuser- Busch InBev SA/NV, the Subsidiary Guarantors party thereto and Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Sullivan & Cromwell LLP, New York, New York, United States of America.

5.2	Opinion of Clifford Chance LLP, Brussels, Belgium, with respect to Anheuser-Busch InBev SA/NV and Cobrew NV.

5.3	Opinion of Clifford Chance LLP, Luxembourg, Luxembourg, with respect to Brandbrew S.A. and Brandbev S.à r.l.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: April 4, 2018	By:	/s/ Jan Vandermeersch Name: Jan Vandermeersch Title: Global Legal Director Corporate